Exhibit (a)(5)(ii)

Intelligent Systems Corporation Announces Preliminary Results Of Its Tender Offer

Atlanta, Ga., May 20, 2015 – Intelligent Systems Corporation (NYSE MKT: INS) (the “Company”) today announced the preliminary results of its modified “Dutch auction” tender offer, which expired at 12:00 Midnight, New York City Time, on May 19, 2015.

Based on the preliminary analysis by the depositary, an aggregate of 230,729 shares were properly tendered and not withdrawn, including shares that were tendered through notice of guaranteed delivery, at prices at or below $3.00 per share. Accordingly, pursuant to the terms of the Offer to Purchase, the Letter of Transmittal and applicable securities laws, the Company expects to accept for payment up to an aggregate of 230,729 shares of its common stock at a purchase price of $3.00 per share.

The tender offer was made pursuant to an Offer to Purchase and Letter of Transmittal, each dated April 22, 2015.

The number of shares to be purchased in the tender offer and the price per share are preliminary. The determination of the final number of shares to be purchased is subject to confirmation by the depositary of the proper delivery of the shares properly tendered and not withdrawn. The actual number and percentage of outstanding shares properly tendered and not withdrawn, the final price per share for shares purchased in the tender offer and the number of shares of the Company’s common stock that will be outstanding after payment for the tendered shares will be announced promptly following the completion of the confirmation process. Payment for the shares accepted for purchase will occur promptly thereafter. Payment for shares will be made in cash, without interest.

The information agent for the offer is D.F. King & Co., Inc. and the depositary for the offer is American Stock Transfer & Trust Company, LLC. All questions and requests for information about the offer should be directed to D.F. King & Co., Inc. at (800) 499-8541.

About Intelligent Systems Corporation

For over thirty-five years, Intelligent Systems Corporation [NYSE MKT: INS] has identified, created, operated and grown technology companies. The Company’s principal continuing operations include CoreCard Software, Inc. (www.corecard.com) and its affiliate companies. CoreCard designs, develops, and markets a comprehensive suite of software solutions to corporations, financial institutions, retailers and processors to manage their credit and debit cards, prepaid cards, private label cards, fleet cards, loyalty programs, and accounts receivable and small loan transactions. CoreCard also offers prepaid and credit card processing services using its proprietary software solutions.   Further information is available on the Company’s website at http://www.intelsys.com or by calling the Company at 770/381-2900.